As filed with the U.S. Securities and Exchange Commission on June 9, 2008
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For American Depositary Shares Evidenced by American Depositary Receipts
___________________
Monaro Mining NL
(Exact name of issuer of deposited securities as specified in its charter)

Not applicable
(Translation of issuer's name into English)

NSW, Commonwealth of Australia
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

4 New York Plaza, New York, New York 10004
Telephone (212) 623-0636
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
____________________
Corporation Service Company
1133 Avenue of the Americas, Suite 3100
New York, New York 10036
(212) 299-5600
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Scott A. Ziegler, Esq.	John E. Schmeltzer, Esq.
Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, 44th Floor New York, New York 10022 (212) 319-7600	Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036 (212) 336-2000

It is proposed that this filing become effective under Rule 466
☐   immediately upon filing
☐   on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box.    ☐

CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing ten ordinary shares of Monaro Mining NL	50,000,000 American Depositary Shares	$5.00	$2,500,000	$98.25
(1)	Each Unit represents 100 American Depositary Shares.
(2)
Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I
INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt ("ADR" or "American Depositary Receipt") filed as Exhibit (a) to this Registration Statement, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1) Name and address of Depositary	Introductory paragraph, bottom of Face of American Depositary Receipt
(2) Title of American Depositary Receipts and identity of deposited securities	Face of American Depositary Receipt, top center
Terms of Deposit:
(i) Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner
(ii) Procedure for voting, if any, the deposited securities	Paragraph (12)
(iii) Collection and distribution of dividends	Paragraphs (4), (5), (7) and (10)
(iv) Transmission of notices, reports and proxy soliciting material	Paragraphs (3), (5), (8) and (12)
(v) Sale or exercise of rights	Paragraphs (3), (4), (5) and (10)
(vi) Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (4), (5), (10) and (13)
(vii) Amendment, extension or termination of the Deposit Agreement	Paragraphs (16) and (17)
(viii) Rights of holders of receipts to inspect the transfer books of the Depositary and the list of Holders of receipts	Paragraph (3)
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4), and (5)
(x) Limitation upon the liability of the Depositary	Paragraph (14)
(3) Fees and Charges	Paragraph (7)

Item 2. AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

Statement that Monaro Mining NL(i) publishes on its web site (www.monaromining.com) on an ongoing basis, or otherwise furnishes the United States Securities and Exchange Commission (the "Commission") with, certain public reports and documents required by foreign law or otherwise under Rule 12g3-2(b) under the Exchange Act or (ii) is otherwise subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and accordingly files certain reports with the Commission. To the extent furnished to the Commission, such reports and documents may be inspected and copied at the public reference facilities maintained by the Commission located at 100 F Street, NE, Washington, DC 20549.
Paragraph (8)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)
Deposit Agreement. Form of Deposit Agreement dated as of , 2008 among Monaro Mining NL, JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement",) including the Form of American Depositary Receipt, is filed herewith as Exhibit (a).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. Not applicable.

(f)	Power of Attorney. Included as part of the signature pages hereto.

Item 4. UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on June 9, 2008.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By: /s/Melinda L. VanLuit_______________
Name: Melinda L. VanLuit
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Monaro Mining NL certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on June 9, 2008.

MONARO MINING NL

By: _/s/Mart Rampe___________
Name:  Mart Rampe
Title:  Managing Director

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Mart Rampe his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated as of June 9, 2008.

Signature	Title
/s/Warwick Grigor	Non-Executive Chairman
Warwick Grigor
/s/Mart Rampe	Director, Managing Director (Principal executive officer)
Mart Rampe
/s/Anne Adaley	Company Secretary and Chief Financial Officer (Principal financial officer and principal accounting officer)
Anne Adaley
/s/Malcolm James	Non-Executive Director
Malcolm James
/s/Donald J. Puglisi	Authorized Representative in the United States
Donald J. Puglisi

INDEX TO EXHIBITS

Exhibit Number
(a)	Form of Deposit Agreement.
(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.